Q3 2012 Earnings Conference Call 8 November 2012 Exhibit 99.3

Disclaimer

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations;
research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,”
“believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.
In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:
• operating expenses cannot be easily reduced in the short term;
• inability to utilize the capacity of newly planned data centers and data center expansions;
• significant competition;
• cost and supply of electrical power;
• data center industry over-capacity; and
• performance under service level agreements.
All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.
This document contains references to certain non-IFRS financial measures.  For definitions of terms such as “Adjusted EBITDA”, “Equipped Space”, “LTM”, and
“Recurring Revenue” and a detailed reconciliation between the non-IFRS financial results presented in this document and the corresponding IFRS measures, please refer to the appendix.

3 Quarterly Review David Ruberg – Chief Executive Officer

Quarterly Financial Highlights
•
Q3 Revenue €70.4 Million
- Up 14% Y/Y and 4% Q/Q
•
Q3 Recurring Revenues €65.1 Million
- Up 12% Y/Y and 4% Q/Q
- 92% of Total
•
Q3 Adjusted EBITDA of €28.7 Million
- Up 15% Y/Y and 3% Q/Q
- Margin unchanged sequentially

Continued Strong Execution; Delivering Organic Revenue and Adjusted EBITDA Growth
Revenue
Adjusted EBITDA & Margin
€4.7m
€3.5m
€62.0m
€64.4m
€68.0m
€58.2m
€59.7m
€62.9m
40.3% 42.1%
(1)
41.5% 40.8%
€65.8m
€62.3m
(1)  4Q11 Adjusted EBITDA & Adjusted EBITDA margin positively impacted by a €0.4 million property tax credit.
(1)
€70.4m
€65.1m
40.8%
€ 25.0
€ 27.1
€ 27.3
€ 27.8
€ 28.7
3Q11 4Q11 1Q12 2Q12 3Q12
3Q11 4Q11 1Q12 2Q12 3Q12
Recurring Revenue Non-Recurring Revenue

Quarterly Operational Highlights
•
Equipped Space of 69,600 sqm
- AMS 6, LON 2, and PAR 7 phased openings
•
Revenue Generating Space of 51,200 sqm
- 2,600 sqm installed in quarter
•
Utilisation steady at 74%
- Expansion timed to meet customer demand

Significant New Revenue Generating Space Installed
Equipped & Revenue Generating Space
(1000’s sqm)
74% 75% 73% 74% 74%
46.1
47.1
47.5
48.6
51.2
Revenue Generating Space
62.2
62.8
64.8
65.3
69.6
3Q11 4Q11 1Q12 2Q12 3Q12
Available Equipped Space
Utilisation

iStreamPlanet
INTERNAP
overon
RTL INTERACTIVE

CORREOS
BECHTEL
ferrovial

SUNGARD
THOMSON REUTERS
NYSE EURONEXT
NASDAQ OMX
Bloomberg

EUCALYPTUS
flexiant
hp invent
terremark
CSC
CloudSigma

BT
AT&T
中国电信 CHINA TELECOM
TATA COMMUNICATIONS
interoute

interxion

Building Communities of Interest Delivers Significant Benefits
Sept. 2012
Interxion’s Core Target Segments
Managed Services Providers
11% 10% 12% 20% 36%
% of Total Monthly Recurring Revenue
Communities of Interest Drive Value for Customers and Shareholders

11% 11%
12% 16%
36% Sept. 2011
(1)
(1)  Prior periods reflect updated classifications
Digital Media &
Distribution
Enterprises
Financial
Services
Managed Services
Providers
Network Providers

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | ✓ | |
| | | | | | ✓ | |
| | | | | | ✓ | |
| | | | | | ✓ | |
| | | | | | ✓ | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

✓

interxion

Expanding Facilities to Support Customer Needs
Includes projects which add 500 or more square metres

Project
CapEx Equipped
(€ millions)
Comment
Frankfurt FRA 7: New Build 21 1,500 1Q 2012 Includes an increase of 2 MW customer power
Stockholm STO 1: Phase 4 Expansion 5 500 1Q 2012 Existing campus power sufficient for increased space
Paris PAR 7: Phase 1 New Build 70 4,500 2Q 2012
Opened 500 sqm in 2Q 2012 and 1500 sqm in 3Q 2012; remaining
2500 sqm scheduled to open in 1Q 2013.
Amsterdam AMS 6: New Build 60 4,400 3Q 2012
Opened 1700 sqm in 3Q 2012 for early customer access;
remainder of the facility opened on schedule.
London LON 2: New Build 38 1,500 3Q 2012
1100 sqm opened in 3Q 2012; remainder scheduled to open in 4Q
2012.
Amsterdam AMS 5:  Phase 4 Expansion 12 1,000 4Q 2012 Includes 2 MW of customer power; on schedule
Zurich ZUR 1: Phase 3 Expansion 4 600 4Q 2012 Will access existing customer power ; on schedule
Madrid MAD 2:  Phase 1 of New Build 10 800 1Q 2013
2 phase project with 1600 square metres of equipped space and over 1.2 MW of customer power total; on schedule.
Market Project
Target
Opening
(1)
•
Equipped Space: 69,600 sqm at end of 3Q12; approximately 74,000 sqm projected at end 2012
•
Customer Power: 73 MW at end of 3Q12; approximately 78 MW projected at end 2012; potential of 106 MW from current data centres and announced projects
indicates target date met
Note: CapEx and Equipped Space are approximate and may change.  CapEx reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
Space
(sqm)

8 Financial Highlights Josh Joshi – Chief Financial Officer

Q3 2012 Results

EUR millions
(except per share
amounts)
Q3 2011 Q2 2012
Q3 2012
Q3 2012
vs. Q3
2011
Q3 2012
vs. Q2
2012
Recurring revenue €58.2 €62.9
€65.1
12% 4%
Non-recurring revenue 3.8 5.1
5.3
41% 4%
Revenue 62.0 68.0
70.4
14% 4%
Gross profit 36.0 39.8
41.0
14% 3%
Gross margin % 58.1% 58.5%
58.3%
+20bps -20bps
Adjusted EBITDA (1) 25.0 27.8
28.7
15% 3%
Adjusted EBITDA Margin % 40.3% 40.8%
40.8%
+50bps unchanged
Operating profit 15.3 16.7
16.6
9% -1%
Profit before tax 10.1 12.9
12.8
28% -<1%
Income tax (expense) (3.2) (4.1)
(4.3)
35% 3%
Net profit 6.9 8.7
8.6
24% -2%
EPS (diluted) €0.10 €0.13
€0.12
21% -8%
•
Revenue of €70.4 million
Up 14% Y/Y
•
Recurring revenue of €65.1 million
Up 12% Y/Y
92% of Total
•
Gross margin of 58.3%
•
Adjusted EBITDA of €28.7 million
Up 15% Y/Y
Adjusted EBITDA margin of 40.8%, up
50 bps Y/Y
•
Net profit of €8.6 million
Up 24% Y/Y
(1) Adjustments to EBITDA include share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites.

Segment Analysis

• Revenue growth of 20% Y/Y and 3% Q/Q
• Adjusted EBITDA margin up 50bps Y/Y
• Strength in Netherlands
• Macroeconomic factors continue to impact revenue
growth
• Continued strong Adjusted EBITDA margins
• Strength in Sweden
Revenue
Adj.
EBITDA
€36.4
€39.6
€40.3
€42.4
€43.8
€18.5
€21.6 €21.6
€21.8
€22.4
3Q11 4Q11 1Q12 2Q12 3Q12
€25.6
€24.8
€25.5
€25.7
€26.6
€13.2
€13.3
€13.4
€13.5
€13.8
3Q11 4Q11 1Q12 2Q12 3Q12
50.7% 54.4% 53.5% 51.5%
51.2%
51.4% 53.5% 52.6% 52.5%
EBITDA
Margin
51.8%
France, Germany, Netherlands, and UK
Rest of Europe
Note: Analysis excludes “Corporate & Other” segment.

Capital Expenditures

Investments Focused in Big 4 Markets to Support Demand Driven New Builds
€58.4m
€1.5m
€3.3m €2.7m
€52.3m
€65.3m
(1)  Including Intangible assets
Expansion Other (maintenance & corporate)
€44.3m
€2.2m
€38.2m
€2.6m €4.4m
1
€ 37.9
€ 7.0
€ 1.5
Big 4 Rest of Europe
Corporate
Total Capex
Capex by Geography
3Q 2012
1
1

85%
Capacity Utilisation
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

MRR Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

ARPU Development
Q1 Q2 Q3 Q4 Q5 Q6 Q7 Q8 Q9 Q10 Q11 Q12 Q13 Q14 Q15 Q16

Illustrative Revenue Development in a Data Centre Expansion

Revenue Develops Over Time as Power Reservation & Energy Consumption Increase
Space
Installed
Power
Reservation &
Energy
Consumption
•
Three components
–
Space [sqm billed in advance]
–
Power Reservation (Cooling Capacity) [MW billed in advance]
–
Energy Consumption [KWh billed in arrears]
•
Deployment maturation & revenue development occurs over multiple quarters
–
Mix initially tilted toward space
–
As contracted space fills, energy consumption increases, requiring greater cooling capacity
–
Over time, power reservation and energy consumption become a larger share
•
Applies to both customers and data centres

Fully Funded with Ample Flexibility

EUR millions
30-Sep-12 31-Dec-11
Cash & Cash Equivalents
€55.2m
€142.7m
Total Borrowings
(1)
256.4 257.4
Shareholders Equity 369.1 330.6
Total Capitalization 625.5 588.0
Total Debt / Total Capitalization 41.0% 43.8%
Gross Leverage Ratio
(2)
2.4x 2.7x
Net Leverage Ratio
(3)
1.9x 1.2x
•
Strong, well capitalized balance sheet
No near term maturities
Senior Secured Notes callable beginning
in Feb. 2014 at 104.75%
•
Cash deployed for expansion projects
•
Prudently leveraged
•
€60 million RCF remains undrawn
(1) Total Borrowings = 9.5% Senior Secured  Notes due 2017, including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Financial Leases + Other Borrowings – Revolving credit facility deferred financing costs.
(2)
Gross Leverage Ratio =  (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings)  /  Last Twelve Months Adjusted EBITDA.
(3) Net Leverage Ratio = (9.5% Senior Secured Notes due 2017 at face value + Financial Leases + Other Borrowings – Cash & Equivalents)  /  Last Twelve Months
Adjusted EBITDA.

Track Record of Consistent Growth in Revenue & Adjusted EBITDA
(€ millions)

Y/Y
Growth
Y/Y
Growth
39% 40% 39% 32% 30% 28% 22% 18% 18% 19% 25% 23% 21% 19% 13%
91% 113% 72% 39% 37% 32% 24% 29% 23% 25%
30%
27% 27% 19% 20%
33% 36% 36% 34% 35% 37% 37% 37% 36% 39%
38%
38% 38% 39% 40%
Adj EBITDA
Margin (2)
(1) CAGR calculated as 3Q12 vs. 1Q08.
(2) Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue.
16%
27%
42%
Revenue by Quarter
Adj. EBITDA by Quarter
13%
23%
42%
14%
19%
41%
14%
15%
41%
€
31.1
€
33.3
€
35.7
€
38.1
€
40.4
€
42.5 €
43.7
€
45.1
€
47.8
€
50.4
€
54.6 €
55.6
€
57.9
€
60.0
€
62.0
€
64.4 €
65.8
€
68.0
€
70.4
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12
€10.3
€11.9
€12.9 €13.1
€14.1
€15.7
€16.0
€16.9
€17.4
€19.6
€20.8
€21.4
€22.2
€23.3
€25.0
€27.1 €27.3
€27.8
€28.7
1Q’08 2Q’08 3Q’08 4Q’08 1Q’09 2Q’09 3Q’09 4Q’09 1Q’10 2Q’10 3Q’10 4Q’10 1Q’11 2Q’11 3Q’11 4Q’11 1Q’12 2Q’12 3Q’12
24 Consecutive Quarters of Sequential Organic Revenue and Adjusted EBITDA Growth

15 Business Commentary, Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Pan European Connectivity – The Foundation for Value  Creation

MPLS: Multiprotocol Label Switching
Carrier Ethernet
MPLS VPN &Internet Access
International connectivity to
business users
IP Transit via
Public Peering
National connectivity
to consumer and
business users
Content Distribution
Enhance consumer and
business end user experience
of online content /
applications
Carrier Ethernet, MPLS
VPN & Internet Access
National connectivity to
consumer and business users
Mobile Access
Mobile connectivity
to consumer and
business users
“Communities
of Interest”
International
Capacity
Providers
Mobile
Operators
Internet
Exchanges
National Telcos
Content
Distribution
Networks

Reaffirming Guidance for 2012 17 Range (in millions) Revenue €275 – €285 Adjusted EBITDA €112 – €120 Capital Expenditures €170 – €190

Appendix 18

Non-IFRS Reconciliations

Reconciliation to Adjusted EBITDA
Consolidated Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012
Operating profit 6.4            8.0            8.9            8.9            9.1            9.8            5.5            7.5            10.0             11.7             12.6             12.4             11.7             13.5             15.3             17.5             17.1             16.7             16.6
Depreciation, amortization and impairments 3.6            3.4            3.6            4.4            4.6            5.0            5.6            6.8            7.2               7.5               7.8               8.6               8.5               9.6               9.1               8.4               9.7               10.2             11.0
EBITDA 10.0          11.4          12.6          13.3          13.8          14.8          11.1          14.3          17.2             19.2             20.4             21.0             20.3             23.1             24.4             25.9             26.7             27.0             27.6
Share-based payments 0.4            0.4            0.4            0.5            0.2            0.2            0.2            0.3            0.3               0.4               0.4               0.6               0.3               0.3               0.7               1.3               0.7               0.9               1.2
Increase/(decrease) in provision for onerous lease contracts 0.1            0.2            0.1            1.2            0.5            0.9            0.0            2.4            0.1               0.1               0.1               (0.1)              0.0               -               -               -               -               -               -
IPO transaction costs -            -            -            -            -            -            -            -            -               -               -               -               1.7               -               -               -               -               -               -
Abandoned transaction costs -            -            -            -            -            -            4.8            -            -               -               -               -               -               -               -               -               -               -               -
Income from sub-leases on unused data center sites (0.1)          (0.1)          (0.1)          (0.2)          (0.1)          (0.1)          (0.1)          (0.1)          (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)              (0.1)
Net insurance compensation benefit -            -            -            (1.8)          (0.3)          -            -            -            -               -               -               -               -               -               -               -               -               -               -
Adjusted EBITDA 10.3          11.9          12.9          13.1          14.1          15.7          16.0          16.9          17.4             19.6             20.8             21.4             22.2             23.3             25.0             27.1             27.3             27.8             28.7
Reconciliation in EUR millions

Non-IFRS Reconciliations

Q1 2010 Q2 2010 Q3 2010 Q4 2010 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012
France, Germany, Netherlands, and UK
Operating profit 8.2            10.2          10.0          10.8          11.7          12.3          13.4          16.3          16.2             16.0             15.8
Depreciation, amortization and impairments 4.5            4.5            4.7            5.0            5.1            5.8            5.1            5.3            5.3               5.8               6.5
EBITDA 12.7          14.7          14.7          15.8          16.8          18.0          18.5          21.6          21.5             21.8             22.3
Share-based payments -            -            -            0.4            0.1            0.1            0.1            0.1            0.2               0.2               0.2
Increase/(decrease) in provision for onerous lease contracts 0.1            0.1            0.1            (0.1)          0.0            -            -            -            -               -               -
Income from sub-leases on unused data center sites (0.1)          (0.1)          (0.1)          (0.1)          (0.1)          (0.1)          (0.1)          (0.1)          (0.1)              (0.1)              (0.1)
Adjusted EBITDA 12.7          14.7          14.7          15.9          16.8          18.0          18.5          21.6          21.6             21.8             22.4
Rest of Europe
Operating profit 7.4            7.0            8.7            8.7            9.0            8.8            9.7            10.5          9.7               9.5               9.8
Depreciation, amortization and impairments 2.4            2.6            2.8            3.1            3.0            3.3            3.4            2.7            3.6               3.9               3.9
EBITDA 9.8            9.6            11.5          11.9          12.0          12.1          13.1          13.1          13.3             13.4             13.7
Share-based payments -            -            -            0.2            0.1            0.0            0.1            0.1            0.1               0.1               0.1
Adjusted EBITDA 9.8            9.6            11.5          12.1          12.1          12.2          13.2          13.3          13.4             13.5             13.8
Corporate and Other
Operating profit/(loss) (5.6)          (5.6)          (6.1)          (7.1)          (8.9)          (7.6)          (7.8)          (9.2)          (8.8)              (8.8)              (9.0)
Depreciation, amortization and impairments 0.3            0.4            0.3            0.5            0.4            0.5            0.6            0.4            0.7               0.6               0.6
EBITDA (5.3)          (5.2)          (5.8)          (6.6)          (8.6)          (7.0)          (7.2)          (8.8)          (8.1)              (8.2)              (8.4)
Share-based payments 0.3            0.4            0.4            (0.0)          0.2            0.2            0.6            1.1            0.5               0.6               0.9
IPO transaction costs -            -            -            -            1.7            -            -            -            -               -               -
Adjusted EBITDA (5.0)          (4.8)          (5.4)          (6.7)          (6.7)          (6.8)          (6.6)          (7.7)          (7.6)              (7.5)              (7.5)
Reconciliation in EUR millions

Definitions

Adjusted EBITDA:
EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as
EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, abandoned transaction costs, income from sub-leases on unused data centre sites and net insurance compensation benefit.
Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure.
Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space; Revenue Generating Space is defined as the amount of Equipped Space that is under contract and billed on the relevant date. Some Equipped Space is not fully utilized due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilization Rate does not reach 100%.
Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortized set-up fees and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.
Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring
Revenue at the beginning of the month.
LTM: Last twelve months ended September 30, 2012, unless otherwise noted.
Big 4: France, Germany, Netherlands, and UK.
Rest of Europe: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland.